SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

For the Fiscal Year Ended
December 31, 2004	Commission File Number (333-00289)

ROBBINS & MYERS, INC. SAVINGS PLAN FOR UNION EMPLOYEES

(Name of Plan)

ROBBINS & MYERS, INC.

1400 Kettering Tower
Dayton, Ohio 45423
(937) 222-2610
(Name of Issuer of Security, held pursuant to Plan and address of its principal executive office)

REQUIRED INFORMATION

     The Robbins & Myers, Inc. Savings Plan for Union Employees (the Plan) is subject to the Employee Retirement Income Security Act of 1974.

     Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed as Exhibit 99.1 to this Report:

(a)	Statements of Net Assets Available for Benefits - December 31, 2004 and 2003

(b)	Statement of Changes in Net Assets Available for Benefits - for the year ended December 31, 2004

(c)	Notes to Financial Statements;

(d)	Schedule H, Line 4i - Schedule of Assets (Held at End of Year) – December 31, 2004;

(e)	Schedule H, Line 4a – Schedule of Delinquent Participant Contributions – for the year ended December 31, 2004; and

(f)	Report of Independent Auditors.

     The consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in Registration statement on Form S-8 (No. 333-00289) is being filed as Exhibit 23.1 to this Report.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Robbins & Myers, Inc. Savings Plan for Union Employees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROBBINS & MYERS, INC. SAVINGS PLAN FOR UNION EMPLOYEES

By	/s/ Kevin J. Brown

Name: Kevin J. Brown
Title: Member, Corporate Benefits Committee
Dated: June 28, 2005

INDEX TO EXHIBITS

The following Exhibits are being filed with this Annual Report on Form 11-K:

Exhibit

(23)	CONSENT OF EXPERTS AND COUNSEL

23.1 Consent of Ernst & Young LLP.

(99)	ADDITIONAL EXHIBITS

99.1 Audited Financial Statement of Robbins & Myers, Inc. Savings Plan for Union Employees as of December 31, 2004 and 2003 and for the year ended December 31, 2004.